UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 3, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On May 3, 2017, Denbury Resources Inc. (the "Company") entered into a Fourth Amendment (the "Amendment") to its December 9, 2014 Amended and Restated Credit Agreement among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the financial institutions party thereto (the "Credit Agreement") in connection with its regularly scheduled May 2017 borrowing base redetermination (the "Redetermination").

The Amendment revised certain terms and financial performance covenants through the remaining term of the Credit Agreement, which matures December 9, 2019, in order to provide more flexibility in managing the credit extended by the Company's lenders. The Amendment included the following:

- Eliminating the consolidated total net debt to consolidated EBITDAX maintenance covenants that were scheduled to be reinstated starting in 2018 through the remaining term of the facility;
- Extending the existing consolidated senior secured debt to consolidated EBITDAX maintenance covenant through the remaining term of the facility, with such ratio not to exceed 3.0 to 1.0 through the first quarter of 2018, and thereafter not to exceed 2.5 to 1.0. Currently, only debt under the Credit Agreement is considered consolidated senior secured debt for purposes of this ratio;
- Extending the existing minimum permitted ratio of consolidated EBITDAX to consolidated interest charges of 1.25 to 1.0 through the remaining term of the facility, as it previously would have expired after the fourth quarter of 2017; and
- Increasing the applicable margin for ABR Loans and LIBOR Loans by 50 basis points such that the margin for ABR Loans now ranges from 1.5% to 2.5% per annum and the margin for LIBOR Loans now ranges from 2.5% to 3.5% per annum.

The requirement to maintain a current ratio of 1.0 to 1.0 was not amended, and so remains in place. Also, incurrence of additional debt in connection with certain events remains subject to a Total Leverage Test unless the consolidated total net debt to consolidated EBITDAX ratio is reduced on a pro forma basis by the event. The Redetermination resulted in a reaffirmation of the borrowing base and commitment level of $1.05 billion. A total of $355 million of borrowings and $72 million of letters of credit were outstanding under the Credit Agreement as of March 31, 2017. The Company's next scheduled borrowing base redetermination will occur on or about November 1, 2017.

Capitalized terms used in this Item 1.01 and not defined have the respective meanings given to such terms in the Amendment or the Credit Agreement, as applicable. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 hereto and incorporated by reference in this Current Report on Form 8-K.

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On May 4, 2017, the Company issued a press release announcing its 2017 first quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information regarding the Amendment provided in Item 1.01 above is incorporated by reference in this Item 2.03.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
10.1*	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 3, 2017, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1*	Denbury Press Release, dated May 4, 2017.

*   Included herewith.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: May 4, 2017   By: /s/ James S. Matthews
                                                 James S. Matthews
                                                 Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 3, 2017, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1	Denbury Press Release, dated May 4, 2017.

Exhibit 10.1

FOURTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

This Fourth Amendment to Amended and Restated Credit AgreemenT (this "**Fourth Amendment**") is entered into as of May 3, 2017 (the "**Fourth Amendment Effective Date**"), by and among Denbury Resources Inc., a Delaware corporation ("**Borrower**"), JPMorgan Chase Bank, N.A., as Administrative Agent ("**Administrative Agent**"), and the financial institutions party hereto as Lenders (hereinafter collectively referred to as the "**Executing Lenders**", and each individually, an "**Executing Lender**").

W I T N E S S E T H

WHEREAS, Borrower, Administrative Agent, the other agents party thereto and Lenders are parties to that certain Amended and Restated Credit Agreement dated as of December 9, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "**Credit Agreement**"; unless otherwise defined herein, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Credit Agreement, including, to the extent applicable, after giving effect to the amendments set forth in Section 1 of this Fourth Amendment);

WHEREAS, pursuant to the Credit Agreement, Lenders have extended credit in the form of Loans to Borrower and provided certain other credit accommodations to Borrower;

WHEREAS, Borrower has requested that Lenders amend certain provisions contained in the Credit Agreement as more specifically provided for herein; and

WHEREAS, subject to and upon the terms and conditions set forth herein, the Executing Lenders have agreed to enter into this Fourth Amendment to amend certain provisions of the Credit Agreement as more specifically provided for herein.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Borrower, Administrative Agent and the Executing Lenders hereby agree as follows:

Section 1. **Amendments to Credit Agreement**. In reliance on the representations, warranties, covenants and agreements contained in this Fourth Amendment, and subject to the satisfaction or waiver of the conditions precedent set forth in Section 3 hereof, the Credit Agreement shall be amended effective as of the Fourth Amendment Effective Date in the manner provided in this Section 1.

1.1 **Additional Definitions**. Section 1.1 of the Credit Agreement shall be amended to add thereto in alphabetical order the following definitions, which shall read in full as follows:

"**Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio Test**" shall mean, as of any date of determination during a non-Investment

Grade Period in connection with any of the transactions contemplated in the definition of "Permitted Acquisition", the last sentence of the definition of "Unrestricted Subsidiary" and Sections 10.1(i)(i)(D), 10.1(j)(i)(B), 10.1(n), 10.1(aa)(iv), 10.3(a), 10.3(b), 10.5(g) or 10.6(i), the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio is less than or equal to (a) 6.00 to 1.00 as of the last day of the Test Period ending on March 31, 2018, (b) 5.50 to 1.00 as of the last day of the Test Period ending on June 30, 2018 and (c) 5.00 to 1.00 as of the last day of each Test Period ending on September 30, 2018 and December 31, 2018, in each case, after giving pro forma effect to any such transactions and any Borrowings made on the date thereof, as the case may be; *provided*, *that*, Borrower shall be deemed to be in compliance with this Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio Test so long as the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio decreases after giving pro forma effect to such transactions or Borrowings compared to the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio immediately prior to giving effect to such transactions or Borrowings, regardless of whether the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio is actually less than or equal to the relevant ratio set forth in this definition at such time.

"**Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2017)**" shall mean, as of any date of determination in connection with any of the transactions contemplated in Sections 10.1(i)(i)(D), 10.1(j)(i)(B), 10.1(n), 10.5(g) or 10.6(i), the Consolidated Total Debt to Consolidated EBITDAX Ratio is less than or equal to 6.00 to 1.00 as of the last day of each Test Period ending on March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, in each case, after giving pro forma effect to any such transactions and any Borrowings made on the date thereof, as the case may be; *provided*, *that*, Borrower shall be deemed to be in compliance with this Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2017) so long as the Consolidated Total Debt to Consolidated EBITDAX Ratio decreases after giving pro forma effect to such transactions or Borrowings compared to the Consolidated Total Debt to Consolidated EBITDAX Ratio immediately prior to giving effect to such transactions or Borrowings, regardless of whether the Consolidated Total Debt to Consolidated EBITDAX Ratio is actually less than or equal to the relevant ratio set forth in this definition at such time.

"**Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2019)**" shall mean, as of any date of determination in connection with any of the transactions contemplated in the definition of "Permitted Acquisition", the last sentence of the definition of "Unrestricted Subsidiary" and Sections 10.1(i)(i)(D), 10.1(j)(i)(B), 10.1(n), 10.1(aa)(iv), 10.3(a), 10.3(b), 10.5(g) or 10.6(i), the Consolidated Total Debt to Consolidated EBITDAX Ratio is less than or equal to (a) 4.25 to 1.00 as of the last day of each Test Period ending during any Investment Grade Period, and as of the last day of each Test Period ending on or after March 31, 2019, in each case, after giving pro forma effect to any such transactions and any Borrowings made on the date thereof, as the case may be; *provided*, *that*, Borrower shall be deemed to be in compliance with this

Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2019) so long as the Consolidated Total Debt to Consolidated EBITDAX Ratio decreases after giving pro forma effect to such transactions or Borrowings compared to the Consolidated Total Debt to Consolidated EBITDAX Ratio immediately prior to giving effect to such transactions or Borrowings, regardless of whether the Consolidated Total Debt to Consolidated EBITDAX Ratio is actually less than or equal to the relevant ratio set forth in this definition at such time.

"**Fourth Amendment**" shall mean that certain Fourth Amendment to Amended and Restated Credit Agreement dated as of May 3, 2017 among the Borrower, the Guarantors, the Administrative Agent and the Lenders party thereto.

"**Total Leverage Tests**" shall mean the Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2017), the Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2019) and the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio Test.

1.2   **Restatement of Definitions**. The definitions of "**Applicable Margin**", "**Credit Documents**", "**Financial Performance Covenants**", "**Joint Bookrunners**" and "**Joint Lead Arrangers**" contained in Section 1.1 of the Credit Agreement shall be amended and restated to read in full as follows:

"**Applicable Margin**" shall mean, for any day, with respect to any ABR Loan or LIBOR Loan or Commitment Fee, as the case may be;

(a)   at any time other than during an Investment Grade Period, the rate per annum set forth in the grid below based upon the Borrowing Base Utilization Percentage in effect on such day:

Borrowing Base Utilization Grid					
Borrowing Base Utilization Percentage	*X < 25%*	*≥ 25% X <50%*	*≥ 50% X <75%*	*≥ 75% X <90%*	*X ≥ 90%*
LIBOR Loans	2.500%	2.750%	3.000%	3.250%	3.500%
ABR Loans	1.500%	1.750%	2.000%	2.250%	2.500%
Commitment Fee Rate	0.500%	0.500%	0.500%	0.500%	0.500%

and

(b)   at any time during an Investment Grade Period, the rate per annum set forth in the grid below based upon the higher of the Ratings assigned to the Borrower by Moody's or S&P in effect on such day:

Ratings Grid				
Rating	≥ Baa1/BBB+	Baa2/BBB	Baa3/BBB-	≤Ba1/BB+
LIBOR Loans	1.125%	1.250%	1.500%	1.750%
ABR Loans	0.125%	0.250%	0.500%	0.750%
Commitment Fee Rate	0.150%	0.200%	0.250%	0.300%

Each change in the Commitment Fee Rate or Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.

"**Credit Documents**" shall mean this Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Guarantee, the Security Documents, any Intercreditor Agreement and any promissory notes issued by the Borrower under this Agreement and any other agreements executed by Credit Parties in connection with this Agreement and expressly identified as "Credit Documents" therein.

"**Financial Performance Covenants**" shall mean the covenants of the Borrower set forth in Section 10.11; provided, that references in this Agreement to the Borrower being in compliance on a pro forma basis with the Financial Performance Covenants as of the date of a certain event, or words to similar effect, shall refer to (a) the ratios in the covenants set forth in Section 10.11, and (b) the ratios in the applicable Total Leverage Test solely with respect to such references in the definitions of "Permitted Acquisition" and "Unrestricted Subsidiary" and Sections 10.1(i)(i)(D), 10.1(j)(i)(B), 10.1(n), 10.1(aa)(iv), 10.3(a), 10.3(b), 10.5(g) and 10.6(i), in each case, that are to be complied with as of such date of occurrence or as of the last day of the Test Period (or 2018 Rolling Period, as applicable) next ending following such date.

"**Joint Bookrunners**" shall mean JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the Closing Date) and Wells Fargo Securities, LLC, each in its capacity as joint bookrunner in respect of the Facility.

"**Joint Lead Arrangers**" shall mean JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the Closing Date) and Wells Fargo Securities, LLC, each in its capacity as joint lead arranger in respect of the Facility.

1.3   **Amendments to Section 10.1 of the Credit Agreement**.

(a)   Section 10.1(g) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

"(g)   (i) Indebtedness (including Indebtedness arising under Capital Leases) incurred prior to or within 270 days after the acquisition, construction, lease, repair, replacement, expansion or improvement of fixed or capital assets to finance the acquisition, construction, lease, repair, replacement expansion, or improvement of such fixed or capital assets; (ii) Indebtedness arising under Capital Leases, other than (A) Capital Leases in effect on the Closing Date and (B) Capital Leases entered into pursuant to subclause (i) above (provided that, in the case of each of the foregoing subclauses (i) and (ii), the aggregate principal amount of Indebtedness outstanding at any time pursuant to this clause (g) shall not at the time of incurrence thereof and after giving pro forma effect thereto, exceed $200,000,000 (measured as of the date such Indebtedness is incurred based upon the financial statements most recently available prior to such date); and (iii) any Permitted Refinancing Indebtedness issued or incurred to Refinance any such Indebtedness;"

(b)   Clause (iv) of Section 10.1(aa) of the Credit Agreement is hereby amended by deleting the phrase "set forth in Section 10.11" where it appears in clause (A) therein.

1.4   **Amendments to Section 10.11 of the Credit Agreement**.

(a)   Section 10.11(a) of the Credit Agreement is hereby deleted in its entirety and replaced with "[Reserved]".

(b)   Section 10.11(b) of the Credit Agreement is hereby deleted in its entirety and replaced with "[Reserved]".

(c)   Section 10.11(c) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(c)   Consolidated Senior Secured Debt to Consolidated EBITDAX Ratio. The Borrower will not permit its Consolidated Senior Secured Debt to Consolidated EBITDAX Ratio to be greater than (i) 3.00 to 1.00 as of the last day of each Test Period ending on March 31, 2017, June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018 and (ii) 2.50 to 1.00 as of the last day of each Test Period ending on and after June 30, 2018; *provided that*, solely with respect to any such testing date that occurs during any Investment Grade Period, the Borrower will not be required to comply with this Section 10.11(c) for such date.

(d)   Section 10.11(d) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(d)   Consolidated EBITDAX to Consolidated Interest Charges Ratio. The Borrower will not permit the Consolidated EBITDAX to Consolidated Interest Charges Ratio to be less than 1.25 to 1.00 as of the last day of each Test Period ending on and after March 31, 2017; *provided that*, solely with respect to any such testing date that occurs during any Investment Grade Period, the Borrower will not be required to comply with this Section 10.11(d) for such date.

Section 2.   Borrowing Base Redetermination. In reliance on the representations, warranties, covenants and agreements contained in this Fourth Amendment, the Administrative Agent and the Lenders hereby agree that the Borrowing Base of $1,050,000,000 is hereby reaffirmed as of the Fourth Amendment Effective Date. The Borrowing Base shall remain at such level until the next Scheduled Redetermination, the next Interim Redetermination or other adjustment to the Borrowing Base thereafter, whichever occurs first pursuant to the Credit Agreement. The redetermination of the Borrowing Base provided for in this Section 2 shall be deemed to be the Scheduled Redetermination scheduled for on or about May 1, 2017 for purposes of Section 2.14 of the Credit Agreement.

Section 3.   Conditions Precedent to Amendment. Subject to the satisfaction (or waiver) of the following conditions, the amendments to the Credit Agreement contained in Section 1 hereof shall each be effective on the Fourth Amendment Effective Date:

3.1   **Counterparts**. Administrative Agent shall have received counterparts hereof duly executed by an Authorized Officer of each of Borrower, the Guarantors and the Required Lenders.

3.2   **No Default; No Borrowing Base Deficiency**. No Default or Event of Default shall have occurred which is continuing, and no Borrowing Base Deficiency shall then exist, in each case, before and after giving effect to the amendments to the Credit Agreement contained in Section 1 hereof and the redetermination of the Borrowing Base contained in Section 2 hereof.

3.3   **Payment of Fees**. The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Fourth Amendment Effective Date.

3.4   **Other Documents**. Administrative Agent shall have been provided with such documents, instruments and agreements, and Borrower shall have taken such actions, in each case as Administrative Agent may reasonably require in connection with this Fourth Amendment and the transactions contemplated hereby.

Section 4.   Representations and Warranties. To induce Executing Lenders and Administrative Agent to enter into this Fourth Amendment, Borrower hereby represents and warrants to Lenders and Administrative Agent as follows as of the Fourth Amendment Effective Date:

4.1   **Reaffirm Existing Representations and Warranties**. Each representation and warranty of Borrower contained in the Credit Agreement and the other Credit Documents is true and correct in all material respects (unless such representations and warranties are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties shall be true and correct in all respects) with the same effect as though each such representation and warranty had been made on and as of the Fourth Amendment Effective Date (except where any such representation and warranty expressly relates to an earlier date, in which case each such representation and warranty shall have been true and correct in all material respects as of such earlier date).

4.2 **Due Authorization**. The execution, delivery and performance by Borrower of this Fourth Amendment are within Borrower's corporate or organizational powers, have been duly authorized by all necessary action, and require no action by or in respect of, or filing with, any governmental body, agency or official.

4.3 **Validity and Enforceability**. This Fourth Amendment constitutes the valid and binding obligation of Borrower enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor's rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application.

4.4 **No Defense**. Borrower acknowledges that Borrower has no defense to (a) Borrower's obligation to pay the Obligations when due, or (b) the validity, enforceability or binding effect against Borrower of the Credit Agreement or any of the other Credit Documents or any Liens intended to be created thereby.

Section 5. Miscellaneous.

5.1 **No Waivers**. No failure or delay on the part of Administrative Agent or Lenders to exercise any right or remedy under the Credit Agreement, any other Credit Documents or applicable law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of any right or remedy, all of which are cumulative and may be exercised without notice except to the extent notice is expressly required (and has not been waived) under the Credit Agreement, the other Credit Documents and applicable law.

5.2 **Reaffirmation of Credit Documents**. Any and all of the terms and provisions of the Credit Agreement and the other Credit Documents shall, except as amended and modified hereby, remain in full force and effect. The amendments contemplated hereby or thereby shall not limit or impair any Liens securing the Obligations, each of which are hereby ratified, affirmed and extended to secure the Obligations.

5.3 **Legal Expenses**. Borrower hereby agrees to pay on demand all reasonable fees and expenses of counsel to Administrative Agent incurred by Administrative Agent in connection with the preparation, negotiation and execution of this Fourth Amendment and all related documents.

5.4 **Parties in Interest**. All of the terms and provisions of this Fourth Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

5.5 **Counterparts**. This Fourth Amendment may be executed in counterparts (including, without limitation, by electronic signature), and all parties need not execute the same counterpart; however, no party shall be bound by this Fourth Amendment until Borrower, the Guarantors and Required Lenders have executed a counterpart. Facsimiles and counterparts executed by electronic signature (e.g., .pdf) shall be effective as originals.

5.6   **Complete Agreement**. THIS FOURTH AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

5.7   **Headings**. The headings, captions and arrangements used in this Fourth Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this Fourth Amendment, nor affect the meaning thereof.

5.8   **Governing Law. THIS FOURTH AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

5.9   **Severability**. Any provision of this Fourth Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

5.10   **Successors and Assigns**. This Fourth Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be duly executed by their respective authorized officers effective as of the Fourth Amendment Effective Date.

BORROWER:

DENBURY RESOURCES INC.,
a Delaware corporation

By: /s/ Mark C. Allen
Name: Mark C. Allen
Title: Senior Vice President and Chief Financial Officer

Each of the undersigned (i) consent and agree to this Fourth Amendment, and (ii) agree that the Credit Documents to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms.

GUARANTORS:

DENBURY GATHERING & MARKETING, INC.
DENBURY HOLDINGS, INC.
DENBURY OPERATING COMPANY
DENBURY ONSHORE, LLC
DENBURY PIPELINE HOLDINGS, LLC
DENBURY AIR, LLC
DENBURY GREEN PIPELINE-TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
GREENCORE PIPELINE COMPANY LLC
DENBURY GREEN PIPELINE-MONTANA, LLC
DENBURY GREEN PIPELINE-RILEY RIDGE, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
PLAIN ENERGY HOLDINGS, LLC

By: /s/ Mark C. Allen
Name: Mark C. Allen
Title: Senior Vice President and Chief Financial Officer

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and a Lender

By: /s/ Arina Mavilian

Name: Arina Mavilian
Title: Vice President

LENDERS:

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Ronald E. McKaig
Name: Ronald E. McKaig
Title: Managing Director

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By: /s/ Mark Brewster
Name: Mark Brewster
Title: Vice President

CANADIAN IMPERIAL BANK OF COMMERCE,
NEW YORK BRANCH,
as a Lender

By: /s/ Richard Antl
Name: Richard Antl
Title: Authorized Signatory

By: /s/ Trudy Nelson
Name: Trudy Nelson
Title: Authorized Signatory

COMERICA BANK,
as a Lender

By: /s/ Chad Stephenson
Name: Chad Stephenson
Title: Vice President

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as a Lender

By: /s/ Michael Willis
Name: Michael Willis
Title: Managing Director

By: /s/ Sharada Manne
Name: Sharada Manne
Title: Managing Director

CITIBANK, N.A.,
as a Lender

By: /s/ Brian S. Broyles
Name: Brian S. Broyles
Title: Attorney-In-Fact

ROYAL BANK OF CANADA,
as a Lender

By: /s/ Jay T. Sartain
Name: Jay T. Sartain
Title: Authorized Signatory

UBS AG, STAMFORD BRANCH,
as a Lender

By: /s/ Darlene Arias
Name: Darlene Arias
Title: Director

By: /s/ Houssem Daly
Name: Houssem Daly
Title: Associate Director

ING CAPITAL LLC,
as a Lender

By: /s/ Charles E. Hall
Name: Charles E. Hall
Title: Managing Director

By: /s/ Juli Bieser
Name: Juli Bieser
Title: Managing Director

SUNTRUST BANK,
as a Lender

By: /s/ Janet R. Naifeh

Name: Janet R. Naifeh
Title: Senior Vice President

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By: /s/ John Dravenstott
Name: John Dravenstott
Title: Vice President

SUMITOMO MITSUI BANKING CORPORATION,
as a Lender

By: /s/ Mr. Hiroyuki Maeda
Name: Mr. Hiroyuki Maeda
Title: Managing Director

FIFTH THIRD BANK,
as a Lender

By: /s/ Thomas Kleiderer
Name: Thomas Kleiderer
Title: Director

ABN AMRO CAPITAL USA LLC,
as a Lender

By: /s/ David Montgomery
Name: David Montgomery
Title: Executive Director

By: /s/ Darrell Holley
Name: Darrell Holley
Title: Managing Director

BOKF, NA DBA BANK OF TEXAS,
as a Lender

By: /s/ Mynan C. Feldman
Name: Mynan C. Feldman
Title: Senior Vice President

GOLDMAN SACHS BANK USA,
as a Lender

By: /s/ Ushma Dedhiya

Name: Ushma Dedhiya

Title: Authorized Signatory

Denbury

News

DENBURY REPORTS FIRST QUARTER 2017 RESULTS; ANNOUNCES REAFFIRMATION OF BORROWING BASE AND AMENDMENT TO CREDIT FACILITY

PLANO, TX – May 4, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced net income of $22 million, or $0.05 per diluted share, for the first quarter of 2017. Excluding special items, the Company reported an adjusted net loss[1] (a non-GAAP measure) for the quarter of $7 million, or $0.02[1][2] per diluted share. Adjusted net loss[1] for the first quarter of 2017 differs from the quarter's GAAP net income primarily due to the exclusion of a $52 million ($32 million after tax) gain due to noncash fair value adjustments on commodity derivatives[1] (a non-GAAP measure), with the GAAP and non-GAAP measures reconciled in tables beginning on page 8.

Sequential and year-over-year comparisons of selected quarterly financial items are shown in the following table:

($ in millions, except per-share and unit data)	Quarter Ended					
	March 31, 2017		Dec. 31, 2016		March 31, 2016	
Net income (loss)	$	22	$	(386)	$	(185)
Adjusted net loss[1] (non-GAAP measure)		(7)		(7)		(9)
Net income (loss) per diluted share		0.05		(0.99)		(0.53)
Adjusted net loss per diluted share[1][2] (non-GAAP measure)		(0.02)		(0.02)		(0.03)
Cash flows from operations		24		60		2
Adjusted cash flows from operations[1] (non-GAAP measure)		62		53		57
Revenues	$	272	$	267	$	194
Receipt (payment) on settlements of commodity derivatives		(27)		(33)		72
Revenues and commodity derivative settlements combined	$	245	$	234	$	266
Average realized oil price per barrel (excluding derivative settlements)	$	50.31	$	48.03	$	30.71
Average realized oil price per barrel (including derivative settlements)		45.17		41.93		42.71
Total continuing production (BOE/d)[3]		59,933		60,685		67,682

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Calculated using weighted average diluted shares outstanding of 389.4 million, 388.7 million, and 347.2 million for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively.
(3) Total continuing production excludes production from the Williston Basin sold during the third quarter of 2016 and other minor property divestitures.

MANAGEMENT COMMENT

Phil Rykhoek, Denbury's CEO, commented, "We believe we are close to arresting the decline in our production and are now moving into a period of stable to growing production. On a quarterly sequential basis, our production was down only 1% despite the minimal level of capital we expended over the last year, highlighting the strength of our asset base. Beginning later this year, we expect our production to grow modestly and for that growth to continue into 2018. Our capital projects generate a good rate of return in today's price environment, and we have demonstrated that it does not take a lot of capital to sustain our production. Our LOE per BOE was a bit higher this quarter associated with our increased activity levels, but we expect full-year LOE per BOE to be close to our prior guidance of around $20 per BOE.

"I am pleased to announce that as part of the spring redetermination of our bank credit facility, the banks reaffirmed our $1.05 billion borrowing base and agreed to amend or remove certain financial performance covenants. The most significant change is the removal of the total debt to EBITDAX covenant that was scheduled to be reinstated in the first quarter of 2018. These agreements and modifications will allow the Company to better manage the credit extended by our banks and alleviate any potential concerns around us meeting certain covenants in the future at today's oil prices.

"Although modest in size, we are also pleased with our new joint venture arrangement, whereby in March 2017 we acquired an approximate 48% non-operating working interest in West Yellow Creek Field in Mississippi for $16 million. The operator is well under way in the process of converting the field to a CO_2 EOR flood, and has invested significant capital in that development. This transaction highlights the ability to use our excess supply of CO_2 to expand our asset base and leverage our strategic advantage. As part of the agreement, we will sell CO_2 to the operator. Based on current plans, we expect capital expenditures on this development to be less than $10 million in 2017, with first tertiary production expected in late 2017 or early 2018."

REVIEW OF OPERATING AND FINANCIAL RESULTS

Denbury's production averaged 59,933 barrels of oil equivalent ("BOE") per day ("BOE/d") during the first quarter of 2017, with 97% of production being oil, and with tertiary properties accounting for 62% of overall production. On a sequential-quarter basis, production declined approximately 1% from fourth quarter of 2016 levels. During the first quarter of 2017, production at Delhi Field averaged nearly 5,000 BOE/d, an increase of 604 BOE/d (14%) from the fourth quarter of 2016 due primarily to the new natural gas liquids extraction plant that went into service near the end of 2016. Further production information is provided on page 12 of this press release.

Denbury's average realized oil price per barrel ("Bbl"), excluding derivative settlements, was $50.31 in the first quarter of 2017, compared to $48.03 in the fourth quarter of 2016, and $30.71 in the prior-year first quarter. Including derivative settlements, Denbury's average realized oil price per Bbl was $45.17 in the first quarter of 2017, compared to $41.93 in the fourth quarter of 2016, and $42.71 in the prior-year first quarter. The Company's realized oil price in the first quarter of 2017 was $1.64 per Bbl below NYMEX prices, compared to $1.22 per Bbl below NYMEX in the fourth quarter of 2016, and $3.02 per Bbl below NYMEX in the first quarter of 2016.

Payments on settlements of commodity derivative contracts were $27 million in the first quarter of 2017, compared to payments of $33 million in the fourth quarter of 2016, and receipts of $72 million in the first quarter of 2016. These settlements resulted in a decrease in average net realized prices of $5.00 per BOE in the first quarter of 2017, compared to a decrease of $5.87 per BOE in the fourth quarter of 2016, and an increase of $11.44 per BOE in the first quarter of 2016.

The Company's total lease operating expenses in the first quarter of 2017 were $114 million, an increase of $11 million, or 11%, on an absolute-dollar basis when compared to the first quarter of 2016, and an increase of $8 million, or 7%, when compared to the fourth quarter of 2016. The increase when compared to the first quarter of 2016 was impacted by higher CO_2 cost due to higher oil prices, with the sequential increase impacted by higher utilization of industrial-sourced CO_2, which has a higher average cost than our naturally-occurring CO_2 sources. In addition, our lease operating expenses during the first quarter of 2017 include increased workover and other repair activity at certain fields, as workover activity was significantly curtailed during 2016 due to the lower oil price environment. Lease operating expenses were impacted to a smaller degree by incremental operating costs related to the startup of the Delhi NGL plant. During the first quarter of 2017, the Company's CO_2 use averaged 576 million cubic feet per day, a decrease of 9% when compared to the first quarter of 2016, and an increase of 6% when compared to the fourth quarter of 2016. The sequential-quarter increase in utilization is related to our increased level of activity during the first quarter of 2017, with some incremental increases expected in the remainder of 2017 as we further expand certain tertiary floods.

General and administrative expenses were $28 million in the first quarter of 2017, decreasing $6 million, or 17%, when compared to these expenses in the prior-year first quarter. This reduction was primarily due to severance-related expense of approximately $9 million in the first quarter of 2016 associated with the Company's 2016 involuntary workforce reduction, partially offset by a decrease in stock compensation expense due to downward adjustments for expected payouts of performance-based awards in the first quarter of 2016.

Interest expense, net of capitalized interest, decreased to $27 million in the first quarter of 2017, compared to $42 million in the first quarter of 2016. As a result of the Company's debt exchange transactions

3

completed in May 2016, interest expense in the first quarter of 2017 excludes approximately $13 million of interest on the Company's 9% Senior Secured Second Lien Notes due 2021, which interest was recorded as debt for financial reporting purposes and is therefore not reflected as interest expense. Cash interest, including the portion of interest recorded as debt, decreased approximately $2 million from that in the prior-year quarter, primarily resulting from open-market debt repurchases completed during 2016. A reconciliation of interest expense is included on page 14 of this press release.

Depletion, depreciation, and amortization ("DD&A") decreased to $51 million in the first quarter of 2017, compared to $77 million in the first quarter of 2016. This decrease was primarily driven by a reduction in depletable costs resulting from the full cost pool ceiling test write-downs recognized during 2016, as well as an overall reduction in future development costs and lower plant depreciation, partially offset by reductions in proved oil and natural gas reserve quantities.

Denbury's effective tax rate for the first quarter of 2017 was 49% – higher than the Company's statutory rate of 38% – primarily due to the impact of a tax shortfall on the Company's stock-based compensation deduction (e.g., compensation expense recognized in the financial statements was greater than the actual compensation realized, resulting in a shortfall in the income tax deduction for stock awards that vested during the quarter). The Company recorded a $14 million current tax benefit in the first quarter of 2017, which primarily represents the utilization of a portion of Denbury's alternative minimum tax credits in lieu of electing bonus tax depreciation.

BANK CREDIT FACILITY

The Company's borrowing base under its senior secured bank credit facility (the "Facility") was reaffirmed at the previously existing amount of $1.05 billion pursuant to the May 2017 semiannual borrowing base redetermination, the same amount committed by the banks to loan under the Facility. In conjunction with such borrowing base redetermination, certain terms and financial performance covenants were amended through the remaining term of the Facility in order to provide the Company with more flexibility in managing the credit extended by our banks. The amendments to the Facility included the following:

- Eliminating the consolidated total net debt to consolidated EBITDAX covenant that was scheduled to go into effect starting in 2018 through the remaining term of the Facility;
- Extending the existing consolidated senior secured debt to consolidated EBITDAX covenant through the remaining term of the Facility, with such ratio not to exceed 3.0 to 1.0 through the first quarter of 2018, and thereafter not to exceed 2.5 to 1.0;
- Extending the existing minimum permitted ratio of consolidated EBITDAX to consolidated interest charges of 1.25 to 1.0 through the remaining term of the Facility; and
- Increasing the applicable margin for ABR loans and LIBOR loans by 50 basis points.

A total of $355 million of borrowings were outstanding under the Facility as of March 31, 2017, an increase of $54 million from the level outstanding as of December 31, 2016, leaving the Company with $623 million of current liquidity after consideration of $72 million of outstanding letters of credit. The increase in borrowings under the Facility is primarily due to seasonal working capital outflows in the first quarter of 2017 associated with accrued compensation and taxes payable, as well as funding a $16 million acquisition of non-operating working interests in West Yellow Creek Field in Mississippi.

2017 CAPITAL BUDGET AND ESTIMATED PRODUCTION

The Company's 2017 capital budget, excluding acquisitions and capitalized interest, remains unchanged from the previously estimated amount of approximately $300 million. The capital budget consists of approximately $245 million of tertiary, non-tertiary, and CO_2 supply and pipeline projects, plus approximately $55 million of estimated capitalized costs (including capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs). Of this combined capital expenditure amount, approximately $53 million (18%) has been incurred through the first quarter of 2017. Denbury's estimated 2017 production is also unchanged from the previously disclosed range of 58,000 to 62,000 BOE/d.

CONFERENCE CALL AND ANNUAL MEETING INFORMATION

Denbury management will host a conference call to review and discuss first quarter 2017 financial and operating results, as well as financial and operating guidance for 2017, today, Thursday, May 4, at 10:00 A.M. (Central). Additionally, Denbury has published presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 800.230.1093 or 612.332.0226 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 361972.

Denbury's 2017 Annual Meeting of Stockholders will be held on Wednesday, May 24, 2017, at 8:00 A.M. (Central), at Denbury's corporate offices located at 5320 Legacy Drive, Plano, Texas.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

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This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated 2017 production and capital expenditures and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:

Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial highlights for the comparative three month periods ended March 31, 2017 and 2016 and the three month period ended December 31, 2016. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

| | Three Months Ended | | |
| | March 31, | | Dec. 31, |
In thousands, except per-share data	2017	2016	2016
Revenues and other income			
Oil sales	$ 263,974	$ 184,816	$ 258,177
Natural gas sales	2,204	2,987	3,173
CO_2 sales and transportation fees	5,388	6,272	5,669
Interest income and other income	3,888	769	4,600
Total revenues and other income	275,454	194,844	271,619
Expenses			
Lease operating expenses	113,840	102,447	105,949
Marketing and plant operating expenses	14,065	13,194	16,809
CO_2 discovery and operating expenses	593	607	835
Taxes other than income	22,440	20,092	17,895
General and administrative expenses	28,241	33,901	28,837
Interest, net of amounts capitalized of $4,654, $5,780 and $7,038, respectively	27,178	42,171	22,138
Depletion, depreciation, and amortization	51,195	77,366	647,124
Commodity derivatives expense (income)	(24,602)	22,826	28,133
Gain on debt extinguishment	—	(94,991)	—
Write-down of oil and natural gas properties	—	256,000	—
Other expenses	—	1,544	1,170
Total expenses	232,950	475,157	868,890
Income (loss) before income taxes	42,504	(280,313)	(597,271)
Income tax provision (benefit)			
Current income taxes	(13,935)	(5)	266
Deferred income taxes	34,909	(95,115)	(211,811)
Net income (loss)	$ 21,530	$ (185,193)	$ (385,726)
Net income (loss) per common share			
Basic	$ 0.06	$ (0.53)	$ (0.99)
Diluted	$ 0.05	$ (0.53)	$ (0.99)
Weighted average common shares outstanding			
Basic	389,397	347,235	388,739
Diluted	392,997	347,235	388,739

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (loss) (non-GAAP measure)

Adjusted net income (loss) is a non-GAAP measure provided as a supplement to present an alternative net loss measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income (loss) may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income (loss) should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Three Months Ended		Dec. 31,
	March 31,		
In thousands, except per-share data	2017	2016	2016
Net income (loss) (GAAP measure)	$ 21,530	$ (185,193)	$ (385,726)
Adjustments to reconcile to adjusted net loss (non-GAAP measure)			
Noncash fair value adjustments on commodity derivatives [1]	(51,542)	95,053	(4,644)
Write-down of oil and natural gas properties [2]	—	256,000	—
Accelerated depreciation charge [3]	—	—	591,025
Gain on debt extinguishment [4]	—	(94,991)	—
Write-off of debt issuance costs included in interest expense [5]	—	1,044	—
Severance-related payments included in general and administrative expenses [6]	—	9,315	—
Other expenses – loss on sublease [7]	—	1,107	—
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items [8]	23,159	(91,432)	(207,185)
Adjusted net loss (non-GAAP measure)	$ (6,853)	$ (9,097)	$ (6,530)
Adjusted net income (loss) per common share			
Basic	$ (0.02)	$ (0.03)	$ (0.02)
Diluted	$ (0.02)	$ (0.03)	$ (0.02)

(1) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.
(2) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.
(3) Accelerated depreciation charge associated with the Riley Ridge gas processing facility and related assets.
(4) Gain on extinguishment related to open-market debt repurchases during the three months ended March 31, 2016.
(5) Write-off of debt issuance costs associated with the Company's senior secured bank credit facility, related to reductions in the Company's lender commitments resulting from the February 2016 amendment.
(6) Severance-related payments associated with the Company's February-2016 workforce reduction.
(7) Other expenses related to a loss on sublease during the three months ended March 31, 2016.
(8) The estimated income tax impacts on adjustments to net loss are generally computed based upon a statutory rate of 38%, applicable to all periods presented, with the exception of the write-down on oil and natural gas properties, which is computed individually based upon the Company's effective tax rate, as well as the tax impact of a shortfall on the stock-based compensation deduction which totaled $4 million and $8 million during the three months ended March 31, 2017 and 2016, respectively.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flows from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

	Three Months Ended		Dec. 31,
	March 31,		
In thousands	2017	2016	2016
Net income (loss) (GAAP measure)	$ 21,530	$ (185,193)	$ (385,726)
Adjustments to reconcile to adjusted cash flows from operations			
Depletion, depreciation, and amortization	51,195	77,366	647,124
Deferred income taxes	34,909	(95,115)	(211,811)
Stock-based compensation	4,106	859	5,313
Noncash fair value adjustments on commodity derivatives	(51,542)	95,053	(4,644)
Gain on debt extinguishment	—	(94,991)	—
Write-down of oil and natural gas properties	—	256,000	—
Other	1,557	2,890	2,575
Adjusted cash flows from operations (non-GAAP measure) [1]	61,755	56,869	52,831
Net change in assets and liabilities relating to operations	(37,493)	(54,840)	7,033
Cash flows from operations (GAAP measure)	$ 24,262	$ 2,029	$ 59,864

(1) The three-month period ended March 31, 2016 includes severance-related payments associated with the 2016 workforce reduction of approximately $9 million. Excluding these payments, adjusted cash flows from operations would have totaled approximately $66 million during the three months ended March 31, 2016.

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Unaudited Condensed Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income (loss) to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

| | Three Months Ended | | |
| | March 31, | | Dec. 31, |
In thousands	2017	2016	2016
Receipt (payment) on settlements of commodity derivatives	$ (26,940)	$ 72,227	$ (32,777)
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	51,542	(95,053)	4,644
Commodity derivatives income (expense) (GAAP measure)	$ 24,602	$ (22,826)	$ (28,133)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

	Three Months Ended		
	March 31,		Dec. 31,
	2017	2016	2016
Production (daily – net of royalties)			
Oil (barrels)	58,303	66,139	58,429
Gas (mcf)	9,778	19,270	13,538
BOE (6:1)	59,933	69,351	60,685
Unit sales price (excluding derivative settlements)			
Oil (per barrel)	$ 50.31	$ 30.71	$ 48.03
Gas (per mcf)	2.50	1.70	2.55
BOE (6:1)	49.35	29.76	46.81
Unit sales price (including derivative settlements)			
Oil (per barrel)	$ 45.17	$ 42.71	$ 41.93
Gas (per mcf)	2.50	1.70	2.55
BOE (6:1)	44.35	41.20	40.94
NYMEX differentials			
Gulf Coast region			
Oil (per barrel)	$ (1.42)	$ (1.95)	$ (0.81)
Gas (per mcf)	0.09	(0.26)	(0.55)
Rocky Mountain region			
Oil (per barrel)	$ (2.09)	$ (5.04)	$ (2.06)
Gas (per mcf)	(0.97)	(0.34)	(0.73)
Total company			
Oil (per barrel)	$ (1.64)	$ (3.02)	$ (1.22)
Gas (per mcf)	(0.57)	(0.29)	(0.63)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

| | Three Months Ended | | |
| | March 31, | | Dec. 31, |
Average Daily Volumes (BOE/d) (6:1)	2017	2016	2016
Tertiary oil production			
Gulf Coast region			
Mature properties [1]	8,111	9,666	8,440
Delhi	4,991	3,971	4,387
Hastings	4,288	5,068	4,552
Heidelberg	4,730	5,346	4,924
Oyster Bayou	5,075	5,494	4,988
Tinsley	6,666	7,899	6,786
Total Gulf Coast region	33,861	37,444	34,077
Rocky Mountain region			
Bell Creek	3,209	3,020	3,269
Total Rocky Mountain region	3,209	3,020	3,269
Total tertiary oil production	37,070	40,464	37,346
Non-tertiary oil and gas production			
Gulf Coast region			
Mississippi	1,342	673	745
Texas	4,333	6,148	5,143
Other	495	549	569
Total Gulf Coast region	6,170	7,370	6,457
Rocky Mountain region			
Cedar Creek Anticline	15,067	17,778	15,186
Other	1,626	2,070	1,696
Total Rocky Mountain region	16,693	19,848	16,882
Total non-tertiary production	22,863	27,218	23,339
Total continuing production	59,933	67,682	60,685
Property sales			
Williston Assets [2]	—	1,364	—
Other property divestitures	—	305	—
Total production	59,933	69,351	60,685

(1) Mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Lockhart Crossing, Mallalieu, Martinville, McComb and Soso fields.
(2) Includes non-tertiary production in the Rocky Mountain region related to the sale of remaining non-core assets in the Williston Basin of North Dakota and Montana, which closed in the third quarter of 2016.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

	Three Months Ended		
	March 31,		Dec. 31,
	2017	2016	2016
Oil and natural gas revenues	$ 49.35	$ 29.76	$ 46.81
Receipt (payment) on settlements of commodity derivatives	(5.00)	11.44	(5.87)
Lease operating expenses	(21.11)	(16.23)	(18.98)
Production and ad valorem taxes	(3.86)	(2.72)	(2.99)
Marketing expenses, net of third-party purchases, and plant operating expenses	(1.87)	(1.84)	(2.05)
Production netback	17.51	20.41	16.92
CO_2 sales, net of operating and exploration expenses	0.89	0.89	0.87
General and administrative expenses	(5.24)	(5.37)	(5.17)
Interest expense, net	(5.04)	(6.68)	(3.97)
Other	3.33	(0.24)	0.81
Changes in assets and liabilities relating to operations	(6.95)	(8.69)	1.26
Cash flows from operations	4.50	0.32	10.72
DD&A – excluding accelerated depreciation charge	(9.49)	(12.26)	(10.05)
DD&A – accelerated depreciation charge	—	—	(105.86)
Write-down of oil and natural gas properties	—	(40.56)	—
Deferred income taxes	(6.47)	15.07	37.94
Gain on debt extinguishment	—	15.05	—
Noncash fair value adjustments on commodity derivatives	9.56	(15.06)	0.83
Other noncash items	5.89	8.10	(2.67)
Net income (loss)	$ 3.99	$ (29.34)	$ (69.09)

CAPITAL EXPENDITURE SUMMARY (UNAUDITED) [1]

	Three Months Ended		
	March 31,		Dec. 31,
In thousands	2017	2016	2016
Capital expenditures by project			
Tertiary oil fields	$ 21,207	$ 31,964	$ 28,725
Non-tertiary fields	18,440	5,873	11,892
Capitalized internal costs [2]	13,646	14,473	20,744
Oil and natural gas capital expenditures	53,293	52,310	61,361
CO_2 pipelines	—	—	(439)
CO_2 sources	—	—	1,836
Other	10	8	10
Capital expenditures, before acquisitions and capitalized interest	53,303	52,318	62,768
Acquisitions of oil and natural gas properties	16,098	224	818
Capital expenditures, before capitalized interest	69,401	52,542	63,586
Capitalized interest	4,654	5,780	7,038
Capital expenditures, total	$ 74,055	$ 58,322	$ 70,624

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY RESOURCES INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

| | Three Months Ended | | Dec. 31, |
| | March 31, | | |
In thousands	2017	2016	2016
Cash interest [1]	$ 42,500	$ 44,645	$ 40,261
Interest on 2021 Senior Secured Notes not reflected as interest for financial reporting purposes [1]	(12,569)	—	(12,551)
Noncash interest expense	1,901	3,306	1,466
Less: capitalized interest	(4,654)	(5,780)	(7,038)
Interest expense, net	$ 27,178	$ 42,171	$ 22,138

(1) Cash interest is presented on an accrual basis, and includes interest which is paid semiannually on the Company's 9% Senior Secured Second Lien Notes due 2021, most of which is accounted for as debt and therefore not reflected as interest for financial reporting purposes.

SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

| | March 31, | December 31, |
In thousands	2017	2016
Cash and cash equivalents	$ 1,747	$ 1,606
Total assets	4,308,659	4,274,578
Borrowings under senior secured bank credit facility	$ 355,000	$ 301,000
Borrowings under senior secured second lien notes (principal only) [1]	614,919	614,919
Borrowings under senior subordinated notes (principal only)	1,612,603	1,612,603
Financing and capital leases	243,687	251,389
Total debt (principal only)	$ 2,826,209	$ 2,779,911
Total stockholders' equity	$ 493,759	$ 468,448

(1) Excludes $229 million of future interest payable on the notes as of March 31, 2017 and December 31, 2016, accounted for as debt for financial reporting purposes.

| | Three Months Ended | |
| | March 31, | |
In thousands	2017	2016
Cash provided by (used in)		
Operating activities	$ 24,262	$ 2,029
Investing activities	(67,597)	(66,954)
Financing activities	43,476	70,365